BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: BC0229101

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

Certified a True Copy this 16 day of September 2004
VECTOR CORPORATE FINANCE LAWYERS

STEWART L. LOCKWOOD
Barrister & Solicitor
1040 - 999 West Hastings Street
Vancouver, BC V6C 2W2

I Hereby Certify that ENDEAVOUR GOLD CORP. changed its name to ENDEAVOUR SILVER CORP. on September 13, 2004, at 06:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia

On September 13, 2004

JOHN S. POWELL
Registrar of Companies
Province of British Columbia
Canada

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Alteration

Form 11
BUSINESS CORPORATIONS ACT
SECTION 257

Filed Date and Time: September 10, 2004 04:19 PM Pacfic Time

Alteration Date and Time: Filed but not Effective - The Notice of Alteration may be withdrawn at any time prior to the specified date and time of alteration.

NOTICE OF ALTERATION

Incorporation Number:
BC0229101

Name of Company:
ENDEAVOUR SILVER CORP.

Name Reservation Number:
NR5473556

Name Reserved:
ENDEAVOUR SILVER CORP.

ALTERATION EFFECTIVE DATE:

Specified Date and Time of Alteration: September 13, 2004 06:01 AM Pacific Time

CHANGE OF NAME OF COMPANY

From:
ENDEAVOUR GOLD CORP.

To:
ENDEAVOUR SILVER CORP.

ADD A RESOLUTION DATE:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

New Resolution Date:

August 5, 2004

PRE-EXISTING COMPANY PROVISIONS

The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

AUTHORIZED SHARE STRUCTURE

1. No Maximum	COMMON Shares	Without Par Value
		Without Special Rights or Restrictions attached